NSAR Item 77E - BlackRock Credit Allocation Income Trust IV("BTZ")

Curbow Litigation

A purported derivative complaint had been filed by Roy Curbow and other shareholders of  BTZ on July 27, 2010 in the Supreme Court of the State of New York, New York County.  The complaint names BlackRock Advisors, LLC, BlackRock, Inc. and certain of the board members, officers and portfolio managers of BTZas defendants. The complaint alleges, among other things, that the parties named in the complaint breached fiduciary duties owed to BTZ and its common shareholders by redeeming BTZ's auction preferred shares at their liquidation preference. The complaint seeks unspecified damages for losses purportedly suffered by BTZ as a result of the prior redemptions and injunctive relief preventing BTZ from redeeming auction preferred shares at their liquidation preference in the future and awarding the plaintiffs the costs and disbursements of the action, including reasonable attorneys', accountants' and experts' fees and expenses.

Protas Litigation

On June 9, 2011, a putative class action lawsuit was brought by Sydell Protas against BTZ, certain former and current Trustees of BTZ, BlackRock, Inc., and certain other financial institutions, in the Court of Chancery of the State of Delaware. On August 31, 2011, Plaintiff filed an "Amended Verified Derivative and Class Action Complaint" (the "Amended Complaint"), which purports to assert certain of the claims derivatively on behalf of BTZ and certain of the claims directly as class claims.  The Amended Complaint alleges that the redemptions at par of certain auction preferred shares issued by BTZ constituted a breach of the fiduciary duties purportedly owed to the common shareholders of BTZ; that BTZ allegedly aided and abetted breaches of fiduciary duties by the Trustees; and that BTZ, BlackRock, Inc., and others were unjustly enriched.  The Amended Complaint requests a declaratory judgment that BTZ aided and abetted breaches of fiduciary duties by the Trustees and that BTZ, BlackRock, Inc. and certain other financial institutions were unjustly enriched; seeks to enjoin BlackRock, Inc. from serving as investment adviser to BTZ or otherwise earning fees for services rendered to BTZ; and claims unquantified damages, attorneys' fees, interest and punitive damages.  On October 14, 2011, all of the defendants moved to dismiss the Amended Complaint or to stay the action; Plaintiff responded to the motions on November 29, 2011; and defendants' replies are due on January 9, 2012.

821775.01-New York Server 6A MSW - Draft December 20, 2011 - 7:02 PM